

September 20, 2022

Jason Trevisan
Chief Executive Officer
CarGurus, Inc.
2 Canal Park
4th Floor
Cambridge, MA 02141

> **Re: CarGurus, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2021**
> **Filed February 25, 2022**
> **Form 10-Q for the Quarterly Period Ended June 30, 2022**
> **Filed August 8, 2022**
> **Form 8-K Furnished August 8, 2022**
> **File No. 001-38233**

Dear Mr. Trevisan:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2021

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Estimates, page 55

1. Your Critical Accounting Estimates appear to repeat your accounting policy disclosures in Note 2. Please revise to explain why each critical accounting estimate is subject to uncertainty and, to the extent the information is material and reasonably available, how much each estimate and/or assumption has changed over a relevant period, and the sensitivity of the reported amounts to the material methods, assumptions and estimates underlying its calculation. Refer to Item 303(b)(3) of Regulation S-K.

Notes to Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
Concentration of Credit Risk, page 76

2.   You state that credit risk with respect to accounts receivable is dispersed due to the large number of customers. However, you also state that at December 31, 2021, two customers together accounted for 65% of net accounts receivable. Please explain this apparent inconsistency or revise as necessary in future filings.

Accounts Receivable and Allowance for Doubtful Accounts, page 78

3.   You state that the company offsets gross trade accounts receivable with payments received in advance from a third-party processor, which appears to imply that the advance payments are netted against your accounts receivable asset account. However, you also state that trade accounts related to receivables in transit from the third-party payment processor were offset by payments received in advance and resulted in a net liability. Please explain this apparent inconsistency and revise as necessary to clarify in future filings.

Form 10-Q for the Quarterly Period Ended June 30, 2022

Note 11 Segment and Geographic Information, page 15

4.   We note that during the first quarter of fiscal 2022, you changed from two reportable segments to one as your chief operating decision maker (CODM) now assesses the company's performance on a consolidated basis. However, you refer to the "CarOffer business" throughout your filings and state that it is evaluated separately. Further, during your August 2, 2022 earnings call and in the Second Quarter 2022 Financial Results Presentation (Q2 Investor Presentation), you provide financial results that includes GAAP revenue, GAAP gross profit, non-GAAP gross profit and non-GAAP profit margin for total CarOffer, Dealer-to-Dealer and Instant Max Cash Offer (IMCO), as well as Adjusted EBITDA for CarOffer. Considering these disclosures and the financial information presented and discussed, please provide us with a detailed analysis of how you considered the guidance ASC 280-10-50 in determining that you have one reportable segment. As part of your response:
- Provide us with an organization chart together with a narrative that describes your management structure.
- Describe the role of each of the individuals who report to the CODM.
- Tell us how often the CODM meets with his direct reports, the financial information he reviews in conjunction with those meetings, the financial information discussed and who else attends such meetings.
- Describe the various forms of discrete financial information regularly reviewed by your CODM, if any, that is at a disaggregated or lower level than your consolidated results.

- Explain how budgets are prepared, who approves the budget at each step of the process, the level of detail discussed at each step, and the level at which the CODM makes changes to the budget.
- Describe the basis for determining the compensation for each individual that reports to the CODM.
- To the extent you have aggregated certain operating segments into a single reportable segment, explain how you determined that aggregation is appropriate.

5. In addition, we refer to your measures of Dealer-to-Dealer, IMCO, and CarOffer non-GAAP gross profit and non-GAAP gross profit margin, as well as CarOffer non-GAAP net income and adjusted EBITDA included in the Q2 2022 Investor Presentation. Please tell us how each of these measures are reconciled to the most directly comparable GAAP amounts, particularly considering you have only one reportable segment. Refer to Item 100(a)(1) of Regulation G.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Company Overview, page 17

6. We note your reference to Dealer-to-Dealer and IMCO throughout your August 2, 2022 earnings call and in the Q2 2022 Investor Presentation. Please tell us how these offerings relate to the three revenue sources discussed in your Form 10-Q and 10-K filings. Also, explain to us why you use different terminology and alternative financial information in your investor presentations and tell us your consideration to incorporate such information in your filings to the extent it provides a better understanding of how you organize your offerings and analyze your business.

Key Business Metrics, page 18

7. You disclose that the metrics presented exclude CarOffer because you believe such measures are not applicable for the CarOffer business or do not provide a meaningful way to evaluate the CarOffer business. Please clarify what revenue sources are considered part of the "CarOffer business" and tell us what metrics management uses to evaluate the CarOffer business. In this regard, we note that you present CarOffer enrolled dealers, CarOffer total transactions and CarOffer Gross Merchandise Sales in the Q2 2022 Investor Presentation. Please revise to include these and/or any other key performance indicators that are necessary for an understanding and evaluation the CarOffer business. Refer to SEC Release 33-10751.

Form 8-K Furnished on August 8, 2022

Exhibit 99.1, page 11

8. We note your reconciliation of GAAP expense to non-GAAP expense includes a "total expenses" line item, which excludes certain GAAP expenses such as other expenses and income taxes. Please revise to exclude such total from your reconciliation or rename this

Jason Trevisan
CarGurus, Inc.
September 20, 2022
Page 4

line item to better describe what it represents (e.g. total cost of revenue and operating expenses).

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Melissa Kindelan, Senior Staff Accountant, at (202) 551-3564 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Javier Zamora